Raymond James Financial, Inc. Electronic EDGAR Proof

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Submission Type	8-K
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Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	01/21/09
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	7.01
	9.01
Notify via Filing website Only	off
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Documents

8-K	k8012109.htm
	8K
EX-99.1	ex99_1.htm
	1208 Operating Data Press Release
GRAPHIC	logo.jpg
	logo
8-K	submissionpdf.pdf
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NYSE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>01/21/09</value></field>
		<combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8012109.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8K</value></field>
		<data sid="data1"><filename>k8012109.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>1208 Operating Data Press Release</value></field>
		<data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
		<field sid="SubDocument_description_2"><value>logo</value></field>
		<data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
		<field sid="SubDocument_description_3"><value>pdf</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 21, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 21, 2009, Raymond James Financial, Inc. issued a press release disclosing first quarter results for period ended December 31, 2008. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On January 21, 2009, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated January 21, 2009 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 22, 2009

By: /s/ Jeffrey P. Julien
          Senior Vice President - Finance
          and Chief Financial Officer

By:

Exhibit 99.1



January 21, 2009   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FIRST QUARTER RESULTS,
REPORTS 9 PERCENT INCREASE IN NET INCOME

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 9 percent increase from the prior year's quarterly net income to $61,093,000, or $0.52 per diluted share, for the first quarter ended December 31, 2008. In comparison, the firm earned $56,242,000, or $0.47 per diluted share, for the first quarter of fiscal year 2008. Net revenues decreased 3 percent to $663,942,000 while gross revenues decreased 16 percent to $695,833,000.

"The 2008 fiscal year was largely a story of massive damage to the financial services industry occasioned by the subprime crisis. Fortunately, we avoided most of the direct damage through our conservative business practices. In our 2009 first quarter, the second wave of the tsunami struck the financial services industry as a growing recession impacted the global economy. As a result, U.S. banks experienced burgeoning problems in their consumer and corporate loan portfolios in addition to the damage already manifested in their mortgage portfolios. Not surprisingly, the stock and bond markets again have begun to deteriorate," stated Chairman and CEO Thomas A. James.

"These economic conditions, which have resulted in large losses for almost all investors, have led to increasing weakness in our Private Client Group, our largest business segment. Retail commissions and fees declined almost 17 percent in the first quarter from last year's first quarter. Consequently, the pre-tax profit contribution from the segment declined 42 percent. These same conditions virtually eliminated underwriting business, which contributed to reductions in both retail and equity institutional commissions. On the other hand, our Investment Banking department benefited from a 126 percent increase in domestic merger and acquisition fees over last year's comparable quarter, which maintained results at last year's near break-even level."

"Enhanced by additions to its institutional sales force as well as resurgent activity in debt securities, the Fixed Income part of our Capital Markets segment recorded a 158 percent increase in commissions over last year's first quarter and a 61 percent increment over the immediately preceding quarter. Conjoined with improved trading profits, Fixed Income's earnings drove more than a 200 percent increase in pre-tax income for the entire Capital Markets segment over 2008's first quarter.

"The Asset Management Group's assets under management declined 26 percent from comparable levels last December. Revenues were off over 21 percent, reducing pre-tax income by approximately 50 percent."

"As contrasted to the predictably poor business conditions in the securities industry, Raymond James Bank continues to record much higher profits. First and foremost, federal market intervention with low rates has dramatically increased spreads. Secondly, while we continue to make large additions to reserves for loan losses to reflect deteriorating economic conditions and loan growth, both our real estate and corporate loan portfolios continue to perform far better than industry benchmarks and actual charge-offs remain low. Third, at the end of December, the loan portfolio was 36 percent larger than it was a year ago. We did experience a dramatic pre-tax decline of $85 million in the market value of the bank's mortgage-backed securities portfolio, which is charged directly to shareholder's equity, but a rigorous review of the credit quality of the securities revealed little, if any, erosion in the underlying quality of the securities (i.e., the valuation change appears to reflect emotional short-term perceptions). Thus, Raymond James Bank's pre-tax income increased 270 percent to $54.6 million from the December 2007 quarter," James continued.

"In summary, in spite of a 3 percent decline in net revenues, and an incredibly inimical environment, net income increased 9 percent to $61.1 million. Obviously, the results are a result of the outstanding performance by Raymond James Bank, a culmination of the blend of conservative lending practices and managed, albeit high, growth over the last five years.

"Unfortunately, one can't annualize the first quarter because economic conditions are still worsening. The outlook for the revenue side of the securities business looks anemic for the balance of 2009. Although we are aggressively cutting expenses, we are also investing in growing our sales force and adding other professionals as a result of the difficulties experienced by our competitors, which offsets most of the savings. Although I anticipate continuing favorable operating loan spread conditions in the banking industry, spreads could decline and charge-offs increase as the economic malaise spreads through the economy. Nonetheless, I still expect our results to compare favorably with our peers and the firm to be well-positioned to capitalize on our investment in high quality people when the economy and stock market recovers," stated James.

The company will conduct its quarterly conference call Thursday, January 22, at 8:15 a.m. EST. The telephone number is 877-777-1971. The call will also be available on demand on the company's website, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.9 million accounts in approximately 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $170 billion, of which approximately $28 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2008 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.
Unaudited Report
For the first quarter ended December 31, 2008
(all data in thousands, except per share earnings)

	First Quarter		
	2009	2008	% Change
Gross revenues	$695,833	$829,191	(16%)
Net revenues	663,942	685,827	(3%)
Net income	61,093	56,242	9%
Net income per share - diluted	$ 0.52	$ 0.47	11%
Weighted average common and common equivalent shares outstanding - diluted	118,087	120,241	

Balance Sheet Data

	December 2008	December 2007	September 2008	June 2008
Total assets	$ 18.3 bil.	$ 17.1 bil.	$ 20.7 bil.[1]	$ 18.3 bil.
Shareholders' equity	$1,865 mil.	$1,806 mil.	$1,884 mil.	$1,847 mil.
Book value per share	$15.96	$15.46	$16.18	$15.95

Management Data
Quarter Ended

	December 2008	December 2007	September 2008	June 2008
Total financial advisors:				
United States	4,559	4,345	4,548	4,453
Canada	436	348	408	374
United Kingdom	101	82	89	86
Total	5,096	4,775	5,045	4,913
# Lead managed/co-managed:				
Corporate public offerings in U.S.	3	19	15	17
Corporate public offerings in Canada	3	8	2	7
Financial assets under management	$ 27.7 bil.	$ 37.3 bil.	$ 33.3 bil.	$ 35.8 bil.
Raymond James Bank Total Assets	$ 9.5 bil.	$ 6.8 bil.	$11.4 bil.[1]	$ 8.3 bil.
Client Assets	$ 170 bil.	$ 217 bil.	$ 197 bil.	$ 212 bil.
Client Margin Balances	$1,168 mil.	$1,525 mil.	$1,571 mil.	$1,675 mil.

[1] Total assets include $1.9 billion in cash, offset by an equal amount in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to RJBank's qualifying as a thrift institution. See detailed discussion in supplemental RJBank disclosures.

-more-

	Three Months Ended		
	December 31, 2008	December 31, 2007	% Change
Revenues:			
Private Client Group	$ 414,544	$ 530,007	(22%)
Capital Markets	128,706	114,523	12%
Asset Management	51,291	64,629	(21%)
RJBank	109,239	102,589	6%
Emerging Markets	4,323	12,786	(66%)
Stock Loan/Borrow	3,290	13,876	(76%)
Proprietary Capital	538	1,171	(54%)
Other	1,086	8,492	(87%)
Intersegment Eliminations	(17,184)	(18,882)	9%
Total	$ 695,833	$ 829,191	(16%)
Pre-tax Income:			
Private Client Group	$ 32,585	$ 56,084	(42%)
Capital Markets	14,289	4,696	204%
Asset Management	9,074	18,555	(51%)
RJBank	54,626	14,774	270%
Emerging Markets	(465)	(1,555)	70%
Stock Loan/Borrow	1,223	1,643	(26%)
Proprietary Capital	(544)	(657)	17%
Other	(9,124)	(2,783)	(228%)
Pre-Tax Income	$ 101,664	$ 90,757	12%

	Three Months Ended				
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	(in 000's)				
Revenues:					
Private Client Group	$ 414,544	$ 474,640	$ 485,672	$ 509,456	$ 530,007
Capital Markets	128,706	120,012	147,114	124,509	114,523
Asset Management	51,291	58,907	59,416	60,657	64,629
RJBank	109,239	101,359	96,222	105,134	102,589
Emerging Markets	4,323	8,337	10,389	10,095	12,786
Stock Loan/Borrow	3,290	7,828	6,728	8,411	13,876
Proprietary Capital	538	4,309	16,147	1,242	1,171
Other	1,086	1,924	4,320	6,566	8,492
Intersegment Eliminations	(17,184)	(17,457)	(17,260)	(18,936)	(18,882)
Total	$ 695,833	$ 759,859	$ 808,748	$ 807,134	$ 829,191
Pre-Tax Income:					
Private Client Group	$ 32,585	$ 33,919	$ 34,909	$ 53,234	$ 56,084
Capital Markets	14,289	7,246	27,253	4,432	4,696
Asset Management	9,074	13,949	14,215	14,782	18,555
RJBank	54,626	33,660	37,957	25,891	14,774
Emerging Markets	(465)	(1,706)	(271)	106	(1,555)
Stock Loan/Borrow	1,223	2,207	1,893	1,291	1,643
Proprietary Capital	(544)	2,783	5,855	(620)	(657)
Other	(9,124)	(8,897)	(6,693)	(1,298)	(2,783)
Pre-Tax Income	$ 101,664	$ 83,161	$ 115,118	$ 97,818	$ 90,757

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	Dec. 31, 2008	Dec. 31, 2007	% Change	Sept. 30, 2008	% Change
Revenues:					
Securities commissions and fees	$ 418,225	$472,605	(12%)	$451,418	(7%)
Investment banking	20,733	23,855	(13%)	36,739	(44%)
Investment advisory fees	44,435	56,605	(21%)	51,062	(13%)
Interest	143,612	212,950	(33%)	162,864	(12%)
Net trading profits	9,175	1,102	733%	(6,947)	232%
Financial service fees	33,135	32,975	-%	33,057	-%
Other	26,518	29,099	(9%)	31,666	(16%)
Total Revenues	695,833	829,191	(16%)	759,859	(8%)
Interest Expense	31,891	143,364	(78%)	66,694	(52%)
Net Revenues	663,942	685,827	(3%)	693,165	(4%)
Non-Interest Expenses:					
Compensation, commissions and benefits	419,254	470,604	(11%)	471,977	(11%)
Communications and information processing	35,223	31,011	14%	30,438	16%
Occupancy and equipment costs	26,435	21,397	24%	26,013	2%
Clearance and floor brokerage	8,588	8,586	-%	7,698	12%
Business development	24,724	23,859	4%	25,620	(3%)
Investment advisory fees	9,722	12,930	(25%)	12,274	(21%)
Bank loan loss provision	24,870	12,820	94%	18,450	35%
Other	18,469	13,318	39%	18,736	(1%)
Total Non-Interest Expenses	567,285	594,525	(5%)	611,206	(7%)
Minority Interest	(5,007)	545	(1,019%)	(1,202)	(317%)
Income before provision for income taxes	101,664	90,757	12%	83,161	22%
Provision for income taxes	40,571	34,515	18%	34,053	19%
Net Income	**$ 61,093**	**$ 56,242**	9%	**$ 49,108**	24%
Net Income per share-basic	**$ 0.52**	**$ 0.48**	8%	**$ 0.42**	24%
Net Income per share-diluted	**$ 0.52**	**$ 0.47**	11%	**$ 0.41**	27%
Weighted average common shares outstanding-basic	**116,575**	**116,881**		**115,973**	
Weighted average common and common equivalent shares outstanding-diluted	**118,087**	**120,241**		**119,009**	

-30-

For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

RAYMOND JAMES BANK

Raymond James Bank, FSB (RJBank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision, which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJBank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJBank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJBank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. in the Raymond James Bank Deposit Program (RJBDP).

Corporate Loan Portfolio

RJBank's corporate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90 percent of loans outstanding are participations in Shared National Credits agented by approximately 30 different financial institutions with whom RJBank has a relationship. RJBank is sometimes involved in the initial syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. Regardless of the source, all loans are independently underwritten to RJBank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. Approximately one-third of the corporate borrowers have a capital markets relationship with Raymond James. More than half of RJBank's corporate borrowers are public companies and nearly two-thirds have annual EBITDA greater than $50 million. RJBank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis to very creditworthy borrowers. There are no subordinated loans or mezzanine financings in the corporate loan portfolio. RJBank has experienced some credit quality deterioration in its corporate loan portfolio in light of current economic conditions, leading to higher loan loss provision expense. However, corporate charge-offs over the past year have been limited to the Residential Acquisition & Development/Homebuilder segment of the portfolio, which constitutes less than 1 percent of RJBank assets.

Residential Loan Portfolio

RJBank's residential loan portfolio consists primarily of first mortgage loans originated by RJBank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJBank originated by select large financial institutions. These purchased mortgage loans represent over 90 percent of RJBank's residential portfolio. All of RJBank's residential loans adhere to strict RJBank underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, loan-to-value (LTV), and combined loan-to-value (including second mortgage/home equity loans). On average, three-fourths of the purchased residential loans are re-underwritten with new credit information and valuations, if warranted, by RJBank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 90 percent of the residential loans are fully documented loans to owner-occupant borrowers. Approximately 70 percent of RJBank's residential loan portfolio are adjustable rate mortgage (ARM) loans with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJBank does not originate or purchase option ARM loans with negative amortization, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Adjustable mortgage rate resets in the next six months are expected to be to rates similar to or lower than the current loan rates. RJBank has a long history with these types of loans. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJBank's first mortgage loans are serviced by the seller or by third party professional firms.

Investments, Securities Purchased Under Agreement to Resell and Borrowings

RJBank's investment portfolio consists of mortgage securities, Federal Home Loan Bank (FHLB) stock and a very small Community Reinvestment Act investment. About 50 percent of the portfolio is invested in relatively short average-life floating rate securities issued by Ginnie Mae, Fannie Mae or Freddie Mac. Most of the remaining mortgage-backed securities portfolio is comprised of Private Label mortgage-backed collateralized mortgage obligations (CMO). These CMO securities were purchased based on the underlying loan characteristics such as loan-to-value ratio, credit scores, property type, location and the current level of credit enhancement. Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $174 million. These securities have experienced losses in fair value due to ongoing uncertainty and continued illiquidity in the markets and a significant widening of interest rate spreads. Two securities were considered to be other-than-temporarily impaired as of December 31, 2008 with no new impairments occurring during the December quarter. This is based on RJBank's evaluation of the performance and underlying characteristics of the securities including the level of current and estimated credit losses relative to the level of credit enhancement, and RJBank's consideration of its intent and ability to hold the securities for a period of time sufficient to allow for the anticipated recovery in the market value of the securities.

RJBank manages its cash position primarily through overnight deposits in the FHLB, money market deposit accounts at major financial institutions or investments in repurchase agreements with the collateral held by third party custodians. Collateral for these repurchase agreements consists of agency-issued mortgage securities or U.S. Treasury securities. Collateral backing these agreements is required to be a minimum of 102 percent of the principal amount.

On September 30, 2008, RJBank had advances outstanding at the FHLB Atlanta of $1.95 billion, which included $1.9 billion in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to RJBank's qualifying as a thrift institution. The latter action was discussed well in advance with the Office of Thrift Supervision. These borrowed funds were invested in qualifying assets and the necessary qualification was met. Prior to the advance, RJF infused $120 million additional capital into RJBank. After the advance was repaid on October 1, 2008, RJBank made a return of capital distribution of $60 million back to RJF on October 2, 2008. The September 30, 2008 results are presented on the following page, along with adjusted assets and capital excluding the borrowing and capital returned to RJF.

(continued)

$ in 000s UNAUDITED	Three Months Ending 12/31/2008	Three Months Ending 9/30/2008	Three Months Ending 6/30/2008	Three Months Ending 3/31/2008	Three Months Ending 12/31/2007
Net Revenues[1]	$93,455	$66,313	$62,451	$48,929	$36,074
Net Income	$34,343	$21,372	$24,036	$15,680	$9,495
Provision Expense to increase Reserves for Loan Loss	$24,870	$18,450	$12,366	$11,113	$12,820
Net Interest Margin (% Earning Assets)	3.92%	3.13%	3.09%	2.57%	2.18%
Net Interest Spread (IEA Yield - COF)	3.89%	3.03%	2.99%	2.38%	1.91%
Net Charge-offs in Quarter	$6,885	$7,876	$ 5,003	$150	$586

	As of 12/31/2008	As of 9/30/2008	As of 6/30/2008	As of 3/31/2008	As of 12/31/2007
Total Assets	$9,450,337	$11,356,939	$8,339,757	$8,299,105	$6,816,407
Adjusted Total Assets[2]		$9,396,939			
Total Loans, Net	$7,676,791	$7,095,227	$6,680,362	$6,175,866	$5,653,503
Total Deposits	$8,792,982	$8,774,457	$7,746,139	$7,712,295	$6,208,862
Raymond James Bank Deposit Program Deposits (RJBDP)	$8,513,887	$8,481,964	$7,470,645	$7,426,870	$5,930,094
Available for Sale Securities, at Market Value	$467,838	$577,926	$619,153	$654,845	$568,982
Change in Net Unrealized Gain (Loss) on Available for Sale Securities, Before Tax	$(84,598)	($30,092)	$2,912	($54,386)	($4,490)
Total Capital	$599,112	$633,155	$510,772	$484,899	$443,540
Adjusted Total Capital3		$573,155			
Corporate & Real Estate Loans[4]	$4,930,866	$4,563,065	$4,201,874	$3,974,254	$3,446,735
Retail/Residential Loans[5]	$2,852,065	$2,620,317	$2,556,070	$2,271,831	$2,266,024
Reserves for Loan Loss	$106,140	$88,155	$77,582	$70,219	$59,256
Reserves for Loan Loss (as % Loans)	1.36%	1.23%	1.15%	1.12%	1.04%
Reserves for Unfunded Lending Commitments	$8,297	$9,163	$7,791	$7,425	$5,980
Nonperforming Loans[6]	$63,923	$58,164	$35,955	$13,214	$6,222
Other Real Estate Owned	$12,827	$4,144	$1,913	$1,785	$2,423
Total Nonperforming Assets[7]	$76,750	$62,308	$37,868	$14,999	$8,645
Nonperforming Assets (as % Total Assets)	0.81%	0.66%[9]	0.45%	0.18%	0.13%
Number of 1-4 Family Residential Loans	6,929	6,470	6,353	5,810	5,860
Residential First Mortgage Loan Weighted Average LTV / FICO8	63%/ 751	64% / 750	65% / 749	68% / 749	68% / 747
1-4 Family Mortgage Geographic Concentration (top 5 states, dollars outstanding as a percent of total assets)	5.9% CA 4.1% NY 3.0% FL 2.0% NJ 1.3% VA	5.2% CA9 3.3% NY9 3.0% FL9 2.1% NJ9 1.3% VA9	5.5% CA 3.3% NY 3.2% FL 2.3% NJ 1.4% VA	4.9% CA 3.1% FL 2.4% NY 2.3% NJ 1.3% VA	5.8% CA 3.7% FL 2.9% NY 2.9% NJ 1.7% VA
Number of Corporate Borrowers	253	253	238	222	201
Corporate Loan Industry Concentration (top 5 categories, dollars outstanding as a percent of total assets)	3.7% Consumer Products/Services 3.6% Telecom 3.5% Industrial Manufacturing 3.3% Retail Real Estate 3.3% Healthcare (excluding hospitals)	3.3% Telecom[9] 3.2% Retail Real Estate9 3.2% Consumer Products/Services9 3.1% Industrial Manufacturing9 3.0% Healthcare (excluding hospitals)9	4.0% Consumer Products/Services 3.7% Healthcare (excluding hospitals) 3.5% Telecom 3.4% Retail Real Estate 3.2% Media Communications	3.4% Healthcare (excluding hospitals) 3.2% Telecom 3.1% Consumer Products/Services 3.1% Media Communications 2.7% Industrial Manufacturing	3.8% Healthcare (excluding hospitals) 3.3% Media Communications 3.2% Consumer Products/Services 2.7% Retail Real Estate 2.5% Telecom

[1]Net revenue equals gross revenue, which includes interest income and non-interest income, less interest expense. [2]Data presents 9/30/08 total assets adjusted to exclude the $1.9 billion FHLB advance repaid on 10/1/08, and the $60 million return of capital to RJF on 10/2/08. See information on first page of RJBank supplement for additional information. [3]Total capital adjusted for the $60 million return of capital to RJF on 10/2/08. [4]Commercial, Real Estate Construction, and Commercial Real Estate Loans, net of unearned income and deferred expenses. [5]Residential Mortgage and Consumer Loans, net of unearned income and deferred expenses. [6]Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans, and as of 12/31/08, consisted of six corporate loans and 86 residential mortgage loans. [7]Includes Nonperforming Loans and Other Real Estate Owned. [8]At origination. A small group of local loans representing less than 0.5% of residential portfolio excluded. [9]Nonperforming Assets and Concentration ratios are presented as percent of Adjusted Total Assets (see note 2 above).